David C. Buck
713.220.4301 Phone
dbuck@akllp.com
December 15, 2006
Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Duncan Energy Partners L.P. Registration Statement on Form S-1 Filed November 2, 2006 File No. 333-138371
Dear Mr. Owings:
     On behalf of Duncan Energy Partners L.P. (the “Registrant”), we are filing Amendment No. 1 to the above referenced registration statement (the “Registration Statement”).
     In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 1, 2006 (the “Comment Letter”), with respect to the above captioned filing. For your convenience, we have repeated the comments and requests for additional information as set forth in the Comment Letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.
     Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Division of Corporation Finance
December 15, 2006

Form S-1
General
Comment 1
Please update the financial statements and the related management’s discussion and analysis discussion as needed. Refer to Rule 3-12 of Regulation S-X.
Response:
We have updated the financial statements and the related management’s discussion and analysis discussion in the Registration Statement in accordance with Rule 3-12 of Regulation S-X. Please see pages F-1 and subsequent pages with updated financial statements and page 69 and subsequent pages with updates for the management’s discussion and analysis discussion in the Registration Statement.
Cover Page
Comment 2
We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range on the cover page. We note, however, that you have stated the midpoint of the price range elsewhere in the document. If the included information changes, we may have additional comments. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
Response:
We acknowledge the Staff’s comment, and we will undertake to fill in as much information as possible on the cover page of the prospectus and throughout the Registration Statement that we are not entitled to omit under Rule 430A in this amendment and in future amendments. We will provide such disclosure to allow the Staff a sufficient amount of time to review it prior to the distribution of preliminary prospectuses. We have continued to omit the price range from the cover page in this Registration Statement due to concerns that news services will publicly report this information prior to the time the Registrant and the underwriters for the offering are ready for this type of information to be publicly disseminated, as the price range is subject to change prior to the commencement of the roadshow.

Division of Corporation Finance
December 15, 2006

Summary, page 1
Comment 3
The summary is intended to provide a brief overview of the key aspects of the offering. See Instruction 503(a) of Regulation S-K. Please remove the “Our Business Strategy” and “Our Competitive Strengths” sections from the summary since they also appear in the Business section in a lengthier format.
Response:
We have attempted to strike a balance between duplication of information in the summary and other sections of the prospectus while preserving in the summary an overview of the core information that we believe is material to the investment decision of a prospective purchaser of our common units. We have added a cross reference to “Risk Factors” but not removed the sections as requested in the summary section of Registration Statement. We believe the “Our Business Strategy” and “Our Competitive Strengths” sections summarized in concise bullet format together with the cross reference to “Risk Factors” provide a balanced summary of the more detailed discussion as required by Instruction 503(a) of Regulation S-K.
Comment 4
Please disclose the amount of funds you will allocate to acquiring and constructing sections of the NGL pipeline.
Response:
On page 14, we disclose the estimated $37.7 million of funds we expect to spend to place the NGL pipeline into operation in January 2007, as well as additional capital expenditures of $28.6 million ($18.9 million net to the Registrant) to complete planned expansions to this system. Our summary on page 6 of the Registration Statement also discloses the $18.9 million of funds we will use to fund our share of estimated capital expenditures to complete planned expansions to the South Texas NGL pipeline subsequent to the closing of the offering. We do not discuss the amounts on page 2 as we also do not discuss total acquisition costs.

Division of Corporation Finance
December 15, 2006

Comment 5
Please substantiate or delete the promotional statements appearing in this section and throughout your prospectus. We note the following examples:
•	We believe our relationship with Enterprise Products Partners will enable us to maintain stable cash flows and optimize our scale, strategic location and pipeline connections;
•	Enterprise Products Partners...is an industry leader in the development of pipeline and other midstream infrastructure in the continental United States and Gulf of Mexico;
•	We believe our relationship with EPCO and Enterprise Products Partners will provide us access to a significant pool of management talent and strong commercial relationships throughout the energy industry.
If you provide us with materials in support of these and similar statements, please clearly mark the materials or provide page references in your response to the sections you rely upon for each statement. To the extent you are unable to provide adequate support, please delete the qualitative and comparative statement. Revise throughout your prospectus as necessary.
Response:
The following list references the documentary evidence being delivered to you with this letter substantiating various statements made by the Registrant as well as modifications to certain statements:
a. Pages 1 and 95: We believe our relationship with Enterprise Products Partners will enable us to maintain stable cash flows and optimize our scale, strategic location and pipeline connections.
     We have provided herewith or supplementally (i) a list of long-term contracts with Enterprise Products Partners or its affiliates and contracts being assigned to us by Enterprise Products Partners attached hereto as Annex A and (ii) a map of our pipeline connections at Mont Belvieu to support the fact that our relationship with Enterprise Products Partners enables us to optimize our scale, strategic location and pipeline connections supplementally provided as Annex B. The map on the inside cover of the Registration Statement also demonstrates, in summary form, the relationships between our facilities and those of Enterprise Products Partners. We believe our relationship with Enterprise Product Partners may give us access to certain business opportunities, while also recognizing that our competitive opportunity agreements may also limit our access to these opportunities. As described elsewhere in the Registration Statement, we will derive a significant portion of our revenues from Enterprise Products Partners, e.g., pages 33, 100 and 121-123. We believe these relationships will enable us to maintain stable cash flows relative to a business without these described relationships.

Division of Corporation Finance
December 15, 2006

b. Pages 2 and 94: Enterprise Products Partners...is an industry leader in the development of pipeline and other midstream infrastructure in the continental United States and Gulf of Mexico.
     We have provided herewith a powerpoint presentation reflecting the position of Enterprise Products Partners in the industry attached hereto as Annex C.
c. Page 2: We believe our relationship with EPCO and Enterprise Products Partners will provide us access to a significant pool of management talent and strong commercial relationships throughout the energy industry.
     We have revised this disclosure to discuss the “experienced management team” of affiliates of Enterprise Products Partners that will continue to manage our business and deleted the reference to “strong.” As noted in our Management section, the management team that will operate our assets are currently operating these assets, and many have a long history with Enterprise Products Partners.
     We have also provided herewith a list of the material commercial relationships of Enterprise Products Partners attached hereto as Annex D. Please see below a list of the Registrant’s management team and their years of experience with EPCO and Enterprise Products Partners.
Management of Duncan Energy Partners L.P.

NAME	AGE	YEARS WITH EPCO
Dan L. Duncan	73	38
Richard H. Bachmann	53	8
Michael A. Creel	52	7
Gil H. Radtke	45	5
W. Randall Fowler	50	8
Michael J. Knesek	52	26
Comment 6
We note that you disclose your website at http://www.deplp.com, however, we are unable to access the site. Please advise.

Division of Corporation Finance
December 15, 2006

Response:
Our website is currently under construction. We do not intend to make the website accessible to the public until the effectiveness of the Registration Statement in order to avoid inadvertently releasing any information that may be construed as a written communication that would be deemed a prospectus. We have activated the website to note that it remains “under construction.”
The Offering, page 6
Comment 7
Please clarify the nature of the structuring fee and specify the amount you will pay. Also, separately describe the formation transactions and set forth the expenses allocable to those transactions.
Response:
We have revised the description of the structuring fee as requested and specified the amount of the fee.
The formation transactions are separately described in detail on page 3 and we have revised page 6 to add a cross-reference. The expenses allocable to these transactions, which are expected to be primarily legal fees and expenses, are not distinguishable from the overall offering expenses.
Comment 8
Where you discuss your cash distribution policy, as in this section, please revise to state what you “will” pay instead of what you “expect” or “intend” to pay.
Response:
We have revised our disclosure as requested. Please see pages 6 and 50.
Risk Factors, page 22
Comment 9
Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or future event in your subheadings. Stating that the risk may “adversely affect” your business does not adequately address the potential consequences. For example, we note the following risk factors:
•	The amount of cash we have available for distribution to unitholders..., page 23.

•	We will depend in large part on Enterprise Products..., page 26.

Division of Corporation Finance
December 15, 2006

•	The credit and risk profile of our general partner..., page 26.
Please revise these and similar risk factors as appropriate.
Response:
We acknowledge the Staff’s position, and we have revised the following risk factors accordingly:
•	The amount of cash we have available for distribution to unitholders..., page 23.

•	We will depend in large part on Enterprise Products..., page 26.

•	The credit and risk profile of our general partner..., page 26.

•	Our construction of new assets..., page 29.

•	We may not be able to make acquisitions..., page 30.
Comment 10
Some of your risk factors are considered generic and could apply to many companies within your industry or in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete these risk factors accordingly:
•	In accordance with industry practice, we do not obtain independent evaluations..., page 25.

•	We face competition from third parties..., page 26.

•	A natural disaster, catastrophe or other event..., page 27.
Response:
We acknowledge the Staff’s comments and respond as follows:
•	In accordance with industry practice, we do not obtain independent evaluations..., page 25. This risk factor relates particularly to our South Texas NGL pipeline, which will depend on processed NGLs from reserves in South Texas. We have added additional disclosure to indicate this particular risk, while also noting that it applies as well to our other pipeline systems.

Division of Corporation Finance
December 15, 2006

•	We face competition from third parties..., page 26. We have deleted this risk factor.

•	A natural disaster, catastrophe or other event..., page 26. Due to the location of all of our assets in the Gulf Coast region and risks associated with hurricanes, we believe this regional risk to be specific. We have revised this risk factor to be more specific about this risk.
Comment 11
The disclosure in some of your risk factors is vague and appears to include multiple risks. Please revise to concisely state the material risk to you and investors. The additional risks addressed in these risk factors should be included under separate subheadings, if considered material. We note the following:
•	We may not have sufficient available cash..., page 22.

•	We may be limited in our ability to make acquisitions..., page 30.

•	There is no existing market for our common units..., page 41.
Response:
We acknowledge the Staff’s position and respond as follows:
•	We may not have sufficient available cash..., page 22. We believe this risk factor cites factors specific to this risk. In order to assist investors to understand how these specific factors affect cash available for distribution, we have revised this risk factor to cross reference our “Cash Distribution Policy and Restrictions or Distributions”.

•	We may not be able to make acquisitions..., page 30. We have revised this risk factor to separate multiple risks.

•	There is no existing market for our common units..., page 41. We have revised this risk factor to separate multiple risks.

Division of Corporation Finance
December 15, 2006

Cash Distribution Policy and Restrictions on Distributions, page 49
Comment 12
Please include a description of all material covenants in your proposed credit facility, assuming that information becomes available before effectiveness.
Response:
We have revised our disclosure on page 48 and under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Revolving Credit Facility” in the Registration Statement as requested.
Comment 13
Please revise your disclosure on page 50 to further explain how reduced throughput volumes on your pipelines, increased expenses, principal and interest payments on any current or future debt, tax expenses, capital expenditures and working capital requirements will affect your ability to pay distributions to unitholders.
Response: We have revised our disclosure as requested.
Our Initial Distribution Rate, page 51
Comment 14
In the initial quarterly distribution table, please disclose the amounts payable to Enterprise Products OLP as a holder of common units.
Response: We have revised our disclosure as requested.

Division of Corporation Finance
December 15, 2006

Unaudited Pro Forma Combined Available Cash, page 52
Comment 15
We note footnote (b) to your “Unaudited Pro Forma Combined Available Cash” table indicates that changes to your working capital components are not adjusted since you expect to fund working capital requirements with your revolving credit facility. Please explain the basis for this assumption given your disclosure on page 45 which indicates that all the proceeds from the new credit agreement will fund the distribution to Enterprise Products OLP.
Response:
On December 4, 2006, we completed negotiations with a syndicate of banks for a new $300 million revolving credit facility. Initially, we expect to borrow $200 million under the new revolving credit facility. The initial borrowing will be used for (i) a distribution to Enterprise Products Operating L.P. (“OLP”) to partially fund the acquisition of 66% of the equity interests in Mont Belvieu Caverns, LLC, Acadian Gas, LLC, Sabine Propylene Pipeline L.P., Enterprise Lou-Tex Propylene Pipeline L.P. and South Texas NGL Pipelines, LLC from OLP in connection with the Registrant’s proposed initial public offering, and (ii) payment of transaction expenses related to the new credit facility. Thereafter, availability under the new revolving credit facility will be used for working capital, acquisitions, capital expenditures and other general partnership purposes.
Based on an estimated $38 million of availability during 2007 (after application of financial covenant limitations), we believe that our short-term working capital needs can be met using this revolving credit facility.
Comment 16
Please explain to us why you have not included a deduction for maintenance capital expenditures to your Pro Forma Consolidated Adjusted EBITDA amounts.
Response:
As shown in the table of Unaudited Pro Forma Combined Available Cash on page 53, we deduct capital expenditures of $19.5 million and $61.1 million for the year ended December 31, 2005 and four quarters ended September 30, 2006, respectively. Included in these amounts are maintenance (or sustaining) capital expenditures of $8.2 million and $14.3 million for the year ended December 31, 2005 and four quarters ended September 30, 2006, respectively. Since EBITDA is more closely aligned with cash flow from operating activities, we believe the deduction for capital expenditures, which consists of sustaining and growth capital expenditures, from Pro Forma Consolidated Adjusted EBITDA is more appropriate. Sustaining capital expenditures are aggregated with

Division of Corporation Finance
December 15, 2006

growth capital expenditures and presented as “capital expenditures” in our Statements of Combined Cash Flows.
Estimated Cash Available to Pay Distributions, page 54
Comment 17
We note that the introductory paragraph to your table entitled “Estimated Cash Available to Pay Distributions” on page 56 incorrectly indicates that you estimate Estimated Consolidated Adjusted EBITDA to be approximately $33.1 million rather than $77.1 million for the four quarters ending December 31, 2007. Please revise accordingly.
Response:
We have revised our disclosure as requested.
Management’s Discussion and Analysis, page 68
Comment 18
Please note that Item 303(a)(3)(ii) of Regulation S-K requires, as applicable, a discussion of any known trends or uncertainties that may materially affect your business or operations. Please expand this section to discuss in reasonable detail any known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, if relevant, you may discuss the increase in expenses as a percentage of revenues, the nature of your competition, and the consumer demands for your products and services in the geographical markets where you operate and the trends that would affect your retail segment. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, discuss in reasonable detail the material opportunities, challenges and risks in the short and long term and the specific actions you are taking to address each. Please refer to SEC Release No. 33-8350.
Response:
We acknowledge the Staff’s position and have added further discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Registration Statement of known trends or uncertainties that may materially affect our business or operations.

Division of Corporation Finance
December 15, 2006

Liquidity and Capital Resources, page 77
Comment 19
Please discuss the anticipated effects, if any, the public offering and the expected cash distribution will have on future compliance with financial covenants under your anticipated credit facilities.
Response:
As discussed under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Revolving Credit Facility” in the Registration Statement, after this offering, we expect to have borrowings of approximately $200 million outstanding under our new revolving credit facility, with $100 million in additional availability under the credit facility. The revolving credit facility contains two financial covenants that we must meet at the end of each fiscal quarter:
1.	Leverage Ratio. The ratio of Consolidated Debt (as defined in the credit facility) to Consolidated EBITDA (as defined in the credit facility) for the prior four fiscal quarters shall not exceed 4.75 to 1.00 at the last day of each fiscal quarter commencing June 30, 2007.

2.	Interest Coverage Ratio. Prior to the Registrant obtaining an investment-grade rating by S&P, Moody’s or Fitch, the ratio of Consolidated EBITDA of the Registrant to Consolidated Interest Expense (as defined in the credit facility) for the prior four fiscal quarters shall not be less than 2.75 to 1.00 at the last day of each fiscal quarter commencing June 30, 2007.
Neither our borrowing nor the public offering are expected to impact future compliance with these financial covenants. Using the assumptions underlying our Estimated Consolidated Adjusted EBITDA for 2007 (see cash distribution section), we estimate that Consolidated EBITDA would be $50 million and that Consolidated Interest Expense would be $13 million. As a result, we expect for 2007 (i) the Leverage Ratio to approximate 4.0 to 1.0 (based on an assumed $200 million of borrowings) and (ii) the Interest Coverage Ratio to approximate 3.9 to 1.0. Please see the revised disclosure on pages 48 and 83.

Division of Corporation Finance
December 15, 2006

Critical Accounting Policies and Estimates, page 84
Our revenue recognition policies and use of estimates for revenues and expenses, page 86
Comment 20
We note from your disclosure that due to time constraints on the financial accounting and reporting process, you must estimate revenues from a customer before you actually bill the customer or accrue an expense you incur before physically receiving a vendor’s invoice. Such estimates reverse in the following period and are offset by your recording the actual customer billing and vendor invoice amounts. Please expand your disclosure to clarify whether any of your estimates proved to be substantially incorrect, during any of the periods under review, resulting in material adjustments to your results of operations between periods.
Response:
We have established procedures and controls that allow us to make reasonably accurate estimates of recurring operational revenues and expenses for each reporting period on a consistent basis. Our estimated revenues and expenses have been substantially correct for all periods presented. We have revised the Registration Statement on page 88 in response to this comment.
Business, page 92
Industry Overview, page 94
Comment 21
Please provide us with the sources of the statistical and industry information you cite throughout this section. Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. Tell us whether the information you cite from these reports is publicly available. If not, you should obtain appropriate consent to cite these reports in your filing. To the extent you are unable to provide support, please delete the qualitative and comparative statement.
Response:
We are supplementally providing the Staff as Annex E a list and annotated copy of the sources for the various statistics and data used in the “Business” section on page 94 of the Registration Statement and note that all sources are available to the public, without charge, and that none of the sources were prepared especially for us. We have revised certain statistical information based on the supporting documentation provided herewith.

Division of Corporation Finance
December 15, 2006

Competition, page 98
Comment 22
We note the competitive factors affecting your operations include the quantity, location and physical flow characteristic of interconnected pipelines, the costs of services and rates of competitors and the NGL product commodity prices in the Gulf Coast region as compared to other prices in other regions. It would appear your competitors would compete on the same basis. Please revise to explain in greater detail how you compete on the factors you identify. See Item 101(c)(1)(x) of Regulation S-K. Please revise similar disclosure appearing on pages 104 and 105.
Response:
We have revised our disclosure as requested on pages 100, 106 and 108.
Executive Compensation, page 115
Comment 23
We note that you have not provided information as to executive compensation of executive officers of your general partner paid by EPCO, including the summary compensation table and the options grant table. Given that your business is operated by executives of your general partner, it appears that you should include Item 402 of Regulation S-K information paid by EPCO. Please revise accordingly or explain.
Response:
We have revised the disclosure under the caption “Management—Executive Compensation” to discuss why no information relating to executive compensation is available.
A draft of our Compensation Discussion and Analysis to be included with our next amendment to the Form S-1 after January 1, 2007 is attached hereto as Annex F for your review.
Selling Unitholder, page 161
Comment 24
Please revise to clearly identify Enterprise Products OLP as an underwriter in the event the over-allotment option is exercised.
     Response:

Division of Corporation Finance
December 15, 2006

We respectively disagree that Enterprise Products OLP will be an underwriter in the event the over-allotment option is exercised. Upon any exercise of the over-allotment option by underwriters, the Registrant will use the proceeds to redeem an equal number of common units held by Enterprise Products OLP. The number of common units held by Enterprise Products OLP will decrease by the same amount that would be sold by the Registrant to the Underwriters upon the exercise of the over-allotment option. Enterprise Products OLP is not a selling securityholder to the underwriters or any other participants in the offering and is only a selling securityholder to the Registrant in connection with the redemption of these units.
Validity of the Common Units, page 167
Comment 25
Please specify the “certain legal matters” in connection with the common units that will be passed upon by Baker Botts L.L.P.
Response:

We have revised the disclosure as requested.
Financial Statements
Unaudited Pro Forma Condensed Combined Financial Statements
Comment 26
Please include on the face of the financial statements presented at pages F-4 and F-5 a note that the dollars are expressed in thousands, except per unit amounts.
Response:

We have revised our financial statements as requested.

Division of Corporation Finance
December 15, 2006

Duncan Energy Partners Predecessor Combined Balance Sheets, page F-13
Comment 27
To the extent the accounts receivable — trade and the accounts payable — trade line items include amounts due from or due to related parties, please revise to separately state the amounts on the face of the balance sheet as required by Rule 4-08(k) of Regulation S-X. This comment also applies to the balance sheets presented at page F-42 of your filing.
Response:

As disclosed in Note 1, “Basis of Financial Statement Presentation,” to the Combined Financial Statements, we have operated within the Enterprise Products Partners’ cash management program for all periods presented. For purposes of presentation in the Statements of Combined Cash Flows, cash flows from financing activities represent transfers of excess cash from us to Enterprise Products Partners equal to cash provided by operations less cash used in investing activities. Such net transfers of excess cash are shown as distributions to owners in the Statements of Combined Owners’ Net Investment. As a result, the Combined Balance Sheets do not present cash for any of the periods presented nor any receivables or payables with related parties.
Duncan Energy Partners Predecessor Statements of Combined Operations and Comprehensive Income, page F-14
Comment 28
Please reconcile the amounts presented in the “Equity in Income of Unconsolidated Affiliate” line item at page F-14 with the “Net income” amounts of Evangeline reflected in the tabular presentation at page F-29. In this regard, it appears the amounts presented on the face of the statements of combined operations should approximate your equity interest, 49.51%, of the net income amounts presented at page F-29.
Response:

In accordance with the terms of the applicable venture agreements, Evangeline’s earnings are currently allocated in accordance with their respective ownership interest in each investee. Evangeline refers to our collective ownership interests in Evangeline Gas Pipeline Company, L.P. (“EGP”) and Evangeline Gas Corp. (“EGC”). Prior to 2003, EGC was allocated a portion of net income until its capital account equaled 10% of the total capital accounts of EGP. Such capital account balance was achieved in early 2004; thereafter, until mid-2005, Acadian Gas was allocated EGP’s net income until its capital account equaled that of Evangeline Northwest Corp., a joint venture partner in EGP.

Division of Corporation Finance
December 15, 2006

Since mid-2005, all investee capital account balances in EGP are in proportion to their ownership interests and all allocations are based on such proportionate interests. The following table reflects such earnings allocations, the applicable related capital account balances of EGP, and immaterial computational differences for the periods presented (dollars in thousands):

	For Year Ended December 31
	2005	2004	2003
Net income of Evangeline Gas Pipeline Company L.P. (“EGP”)	$517	$231	$302
Earnings allocation of EGP:
Evangeline Gas Corp. (10% interest)	52	27	302
Evangeline Gulf Coast Gas LLC (45% interest)		312	204
Evangeline Northwest Corp. (45% interest)			153

Net income of Evangeline Gas Corp. (“EGC”) (general partner of EGP)	$61	$28	$291
Earnings allocation of EGC:
Evangeline Gulf Coast Gas LLC (45.05% interest)	27	13	131
Evangeline Northwest Corp. (45.05% interest)	27	13	131
Other investor (9.9% interest)	6	3	29

Company share of net income of the Evangeline entities:
Allocation to Evangeline Gulf Coast Gas LLC by EGP	$312	$204	$—
Allocation to Evangeline Gulf Coast Gas LLC by EGC	27	13	131

Equity in income of Evangeline entities	$339	$217	$131

Reported equity in income of Evangeline entities by Predecessor	$331	$231	$131
Immaterial difference	$(8)	$14	$(0)

Capital account balances of EGP at December 31 of each year:
Evangeline Gas Corp. (10% interest)	$394	$342	$315
Evangeline Gulf Coast Gas LLC (45% interest)	1,772	1,460	1,256
Evangeline Northwest Corp. (45% interest)	1,772	1,619	1,619

Partners’ capital of EGP	$3,938	$3,421	$3,190

Note 4.	Investments in and Advances to Unconsolidated Affiliate — Evangeline, page F-28

Comment 29

We note from the tabular presentation at page F-30 that you have recognized revenue in your financial statements on transactions with Evangeline. Tell us how you account for profits on these transactions. Tell us whether some, all or none of the profit is eliminated in applying the

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December 15, 2006

equity method. Describe your consideration of AIN-APB 18 and support that your accounting complies with GAAP. Revise your filing to disclose how profits on transactions with this investee are accounted for in your financial statements and provide the disclosure required by Rule 4-08(k) of Regulation S-X.
Response:

Our accounting policy for Investments in Unconsolidated Affiliates, as disclosed in Note 2 – Summary of Significant Accounting Policies, states that “our proportionate share of profits and losses from transactions with our equity method unconsolidated affiliate is eliminated in consolidation.” We believe such disclosure is appropriate and complete as it relates to any elimination with this related party for all such transactions. Although not specifically mentioned in such accounting policy, we also understand and apply the accounting guidance of AIN-APB 18, 6.B in the evaluation and elimination of material intercompany profits and losses, if any, with respect to unconsolidated affiliates. As a practical matter, all material eliminations of proportionate interests in intercompany profits or losses between Acadian Gas and Evangeline have been made since the nature of these normal operating transactions (including subsequent sales to third parties by either Acadian Gas or the investee) are completed during each reporting period.

In accordance with Rule 4-08(k) of Regulation S-X, see related party disclosures at Note 6.
Duncan Energy Partners Predecessor Unaudited Condensed Statements of Combined Cash Flows, page F-44
Comment 30
We note from your disclosure at page F-53 that you expensed $29 thousand during the six months ended June 30, 2006 for the amount of equity-based compensation allocable to your business. Please clarify why this amount does not appear as a reconciling item in your statement of combined cash flows for the six months ended June 30, 2006.
Response:

This non-cash amount was presented as a component of depreciation, amortization and accretion in operating costs and expenses on our Statements of Combined Cash Flows. For clarification purposes, we will revise our financial statement presentation to identify this amount as a separate line item.

Division of Corporation Finance
December 15, 2006

Note 9, Commitments and Contingencies, page F-58
Operating Leases, page F-59
Comment 31
Please remove your reference to the “preceding table” in your disclosure.
Response:

We have revised our disclosure as requested.
Exhibits
Comment 32
Please file all required exhibits, including the form of underwriting agreement, the legal and tax opinions, the omnibus agreement and all organization documents for the limited partnership in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.
Response:

We acknowledge the Staff’s comments and will undertake to file all required exhibits in a timely manner so that the Staff may have time to review them before we submit our request that the registration statement become effective.
     Please direct any questions that you have with respect to the foregoing or with respect to the amended Registration Statement to the undersigned at (713) 220-4301.

Regards,

/s/ David C. Buck

David C. Buck
Enclosures
cc:      Richard H. Bachmann (Registrant)

Annex A
Related Party Contracts Between
Enterprise Products Partners L.P.
and
Duncan Energy Partners L.P.
1.	Contribution, Conveyance and Assumption Agreement, between Enterprise Products Operating L.P., DEP Holdings, LLC, Duncan Energy Partners L.P., DEP OLPGP, LLC and DEP Operating Partnership, L.P.

2.	Storage Lease (Enterprise Products NGL Marketing), between Enterprise Products Operating L.P. and Mont Belvieu Caverns, LLC

3.	Storage Lease (North Propane-Propylene Splitters), between Enterprise Products Operating L.P. and Mont Belvieu Caverns, LLC

4.	Storage Lease (Butane Isomer), between Enterprise Products Operating L.P. and Mont Belvieu Caverns, LLC

5.	Storage Lease (Belvieu Environmental Fuels), between Enterprise Products Operating L.P. and Mont Belvieu Caverns, LLC

6.	Storage Lease (Enterprise Fractionation Plant), between Enterprise Products Operating L.P., Duke Energy NGL Services L.P., Burlington Resources Inc. and Mont Belvieu Caverns, LLC

7.	RGP Storage Lease, between Enterprise Products Operating L.P. and Mont Belvieu Caverns, LLC

8.	Contribution, Conveyance and Assumption Agreement, between Enterprise Products Operating L.P., Enterprise Products OLPGP, Inc., Enterprise Products Texas Operating, LP, and Mont Belvieu Caverns, LLC

9.	Contribution, Conveyance and Assumption Agreement, between Enterprise GC, LP, Enterprise Holding III, LLC, Enterprise GTM Holdings LP, Enterprise GTMGP, LLC, Enterprise Products GTM, LLC, Enterprise Products Operating L.P. and South Texas NGL Pipelines, LLC

10.	Pipeline Purchase and Sale Agreement, between South Texas NGL Pipelines, LLC and TEPPCO Crude Pipeline, L.P.

11.	Pipeline Lease Agreement, between South Texas NGL Pipelines, LLC and TE Products Pipeline Company, Limited Partnership

12.	NGL Transportation Agreement, between Enterprise Products Operating L.P. and South Texas NGL Pipelines, LLC

13.	Amended and Restated Limited Liability Company Agreement of Mont Belvieu Caverns, LLC

14.	Amended and Restated Limited Liability Company Agreement of Acadian Gas, LLC

15.	Amended and Restated Limited Liability Company Agreement of South Texas NGL Pipelines, LLC

16.	Amended and Restated Agreement of Limited Partnership of Enterprise Lou-Tex Propylene Pipeline, L.P.

17.	Amended and Restated Agreement of Limited Partnership of Sabine Propylene Pipeline, L.P.

18.	Fourth Amended and Restated Administrative Services Agreement, between EPCO, Inc., Enterprise GP Holdings L.P., EPE Holdings, LLC, Enterprise Products Partners L.P., Enterprise Products Operating L.P., Enterprise Products GP, LLC, Enterprise Products OLPGP, Inc., DEP Holdings, LLC, Duncan Energy Partners L.P., DEP Operating L.P., TEPPCO Partners, L.P., Texas Eastern Products Pipeline Company, LLC, TE Products Pipeline Company, Limited Partnership, TEPPCO Midstream Companies, L.P., TCTM, L.P. and TEPPCO GP, Inc.

19.	Omnibus Agreement, between Enterprise Products Operating L.P., DEP Holdings, LLC, Duncan Energy Partners L.P., DEP OLPGP, LLC, DEP Operating Partnership, L.P., Enterprise Lou-Tex Propylene Pipeline L.P., Sabine Propylene Pipeline L.P., Acadian Gas, LLC, Mont Belvieu Caverns, LLC and South Texas NGL Pipelines, LLC.

Annex B
[Graphics provided supplementally]

Measured by volumes, except for gas gathering (measured by pipeline miles) TEPPCO ONEOK ChevronTexaco Targa BP ExxonMobil ConocoPhillips ONEOK ConocoPhillips Targa ExxonMobil BP Duke Williams TEPPCO Dow Targa Williams ConocoPhillips BP ExxonMobil ONEOK Enterprise Dow Targa Trammo Enterprise Targa ChevronTexaco Enterprise Dow ConocoPhillips TEPPCO ONEOK Kinder Morgan ChevronTexaco Targa ExxonMobil Enterprise Gas Gathering Gas Processing Mix NGLs Pipeline Fractionate Salt Dome Storage Import Terminal Export Terminal Distribution Duke FS BP Williams ExxonMobil ONEOK ConocoPhillips Devon Targa Enterprise Leading Business Positions Across Midstream Energy Value Chain Annex C

Annex D
Major Customers of Enterprise Products Partners L.P. by Business Line

Largest
Business Line	Customer	2nd	3rd
Mid-America P/L & Seminole	BP	Williams Energy	Enterprise Marketing
Services (WESCO)

Louisiana P/L System	Marathon Oil	Dow	Valero Energy

“ Fractionation	Shell	BP	Targa

South Texas P/L System	Flint Hills Refining	Valero Energy	Marathon Oil

South Texas Fractionation	Valero Energy	Formosa Plastics	Equistar/Lyondell

Mont Belvieu Fractionation	Williams Energy	ConocoPhillips	Duke Energy

Mont Belvieu Pipelines	BP	Texas Petrochemical	Equistar/Lyondell

Western Storage & Terminals	ConocoPhillips	Kinder Morgan	Semstream

Permian Gathering	Anadarko Petroleum	Chevron Texaco	Devon

San Juan Gathering	ConocoPhillips	BP	XTO

Propylene Splitters	Ineos	Basell	Dow

Mont Belvieu Storage	ExxonMobil	Dow	Westlake

Butane Isomerization	Equistar/Lyondell	Huntsman Chemical

Petrochemical P/Ls	Shell	ExxonMobil	BP

Isooctane (BEF)	Valero Energy	Noble Americas Corp

Petrochemical Sales	Lyondell/Equistar	Dow	ChevronPhillips

Refinery Sales	Valero Energy	Marathon Oil	Shell/Motiva

Import/Export	Statoil	ExxonMobil	Sonatrach

Offshore Platforms/Pipelines	BP	Shell	Anadarko Petroleum

Annex E
[To be provided supplementally]

Annex F
Duncan Energy Partners L.P.
Compensation Discussion and Analysis
          We do not directly employ any of the persons responsible for managing our business and we have no compensation committee. We are managed by our general partner, DEP Holdings, LLC, the executive officers of which are employees of EPCO. Our reimbursement for the compensation of executive officers is governed by the administrative services agreement with EPCO, and is generally based on time allocated during a period to the activities of EPCO or the EPCO affiliates who reimburse EPCO pursuant to this agreement.
          During 2006, none of our executive officers had any of their time or compensation allocated specifically to our assets or business. Following the consummation of this offering, we currently expect our Chief Executive Officer (our principal executive officer), our Chief Financial Officer (our principal financial officer) and the three other persons (Messrs. Radtke, Fowler and Knesek) that we expect would constitute our most highly compensated executive officers at December 31, 2006 (collectively, the “named executive officers”) will have substantially less than a majority of their time and compensation allocated to us, other than Mr. Radtke, who we expect may have a majority of his time allocated to us. Compensation paid or awarded by us in 2007 with respect to our named executive officers will reflect only the portion of compensation paid by EPCO that is allocated to us pursuant to the administrative services agreement, including an allocation of a portion of equity-based awards for the equity of Enterprise Products Partners, Enterprise GP Holdings and the Employee Partnership discussed below.
          Dan L. Duncan controls EPCO and has ultimate decision-making authority with respect to compensation of our named executive officers. The following elements of compensation, and EPCO’s decisions with respect to determinations on payments, will not be subject to approvals by our board or our audit and conflicts committee. Awards under Enterprise Products Partners’ long-term incentive plan will be approved by the audit and conflicts committee of its general partner. Our general partner, the general partner of Enterprise Products Partners and the general partner of Enterprise GP Holdings have no separate compensation committees.
          The elements of EPCO’s compensation program discussed below, along with EPCO’s other rewards (for example, benefits, work environment, career development), are intended to provide a total rewards package designed to drive performance and reward contributions in support of the business strategies of EPCO and its affiliates at the partnership and individual levels. During 2006, EPCO did not use any elements of compensation based on specific performance-based criteria and did not have any other specific performance-based objectives.
          The primary elements of EPCO’s compensation program are a combination of annual cash and long-term equity-based compensation. During 2006, elements of compensation for our named executive officers consisted of the following:
•	Annual base salary;

•	Discretionary annual cash awards;

•	Long-term incentive unit option/restricted unit plan of Enterprise Products Partners;

•	EPE Unit Partnership – ownership of Class B limited partner interests in EPE Unit L.P.; and

•	Other compensation, including very limited perquisites.
          With respect to compensation objectives and decisions regarding our named executive officers during 2006, Mr. Duncan sought and received (and with respect to discretionary cash awards relating to 2006 paid during 2007 will seek and receive) recommendations of Robert G. Phillips, the Chief Executive Officer of Enterprise Products Partners, after preliminary formulation of such recommendation by him and the Senior Vice President of Human Resources for EPCO with respect to employees other than Mr. Phillips. EPCO takes note of market data for determining relevant compensation levels and compensation program elements through the review of and, in certain cases, participation in, various relevant compensation surveys. EPCO considered market data in a 2004-2005 survey prepared for EPCO by an outside compensation consultant, but did not otherwise consult with compensation consultants with respect to determining 2006 compensation for our named executive officers. During late 2006, EPCO engaged an outside compensation consultant to prepare a report that it expects to consider when determining future compensation, but EPCO does not expect to use this report with respect to decisions on discretionary annual cash compensation with respect to 2006 performance for any of our named executive officers. Mr. Duncan and EPCO do not use any formula or specific performance-based criteria for our named executive officers in connection with services performed for us, Enterprise Products Partners or their affiliates. All compensation determinations are discretionary and, as noted above, subject to Mr. Duncan’s ultimate decision-making authority.
          As discussed above, the portion of 2007 base salaries paid by EPCO allocable to us and reported as compensation to our named executive officers by us after the consummation of this offering will be based on the percentage of time allocated by the officers to our business in accordance with the administrative services agreement. EPCO is expected to base these salaries on historical salaries paid to our named executive officers, market data and responsibilities of our named executive officers that may or may not be related to our business.
          The discretionary cash awards to each of the named executive officers for Enterprise Products Partners for the year ended December 31, 2006, including our named executive officers, will be determined by consultation among Mr. Duncan, Mr. Phillips and the Senior Vice President of Human Resources for EPCO, and subject to Mr. Duncan’s final determination. The cash awards, in combination with base salaries, are intended to yield competitive total cash compensation levels for the executive officers and drive performance in support of our business strategies, as well as the performance of Enterprise Products Partners and other EPCO affiliates for which our named executive officers perform services. The portion of any discretionary cash awards paid by EPCO allocable to us and reported as compensation to these executive officers by us will be based on the administrative services agreement. It is EPCO’s general policy to pay these awards during the first quarter.
          The 2006 equity-based awards under Enterprise Products Partners’ long-term incentive unit option/restricted unit plan of each of our named executive officers were determined by consultation among Mr. Duncan, Mr. Phillips and the Senior Vice President of Human Resources for EPCO, and were approved by the audit and conflicts committee of the general partner of Enterprise Products Partners. The equity-based awards are intended to align the long-term interests of the executive officers of Enterprise Products Partners with those of its unitholders. As discussed above, none of the 2006 equity-based awards to our named executive officers have been allocated to us as of the date of this prospectus, and a portion of any awards under this plan will be allocable to us pursuant to the administrative services agreement. It is EPCO’s general policy to recommend, and the audit and conflicts committee of the general partner of Enterprise Products Partner generally approves, these grants to current employees during the second quarter.
          Some of our named executive officers are Class B limited partners of EPE Unit L.P. (the “Employee Partnership”). These interests were awarded and issued to these executive officers during 2005 in connection with the initial public offering of Enterprise GP Holdings L.P. and provide additional long-term incentives for these officers with respect to our operations. These Class B limited partner interests entitle the holders to participate in the appreciation in value of units of Enterprise GP Holdings with an original value of approximately $51 million owned by the Employee Partnership through the vesting date on December 5, 2011, and these Class B limited partner interests are subject to forfeiture. At December 31, 2006, the persons we expect would have constituted our named executive officers’ approximate percentage interests in the total profits interest of the Employee Partnership were approximately as follows: Richard H. Bachmann – 7.2%; Michael A. Creel – 7.2%; Gil H. Radtke – 2.4%; W. Randall Fowler – 4.8%; and Michael J. Knesek – 2.4%. If the Employee Partnership had been liquidated at December 31, 2006, the estimated value of the total profits interest would have been approximately $ million, of which each named executive officer would have received his proportionate share. Since Enterprise GP Holdings will have an indirect interest in us through its interests in Enterprise Products Partners, our named executive officers may derive some benefit on these interests from our results of operations. The portion of any expenses paid by EPCO attributable to the interests owned by our named executive officers in the Employee Partnership will be allocated to us under the administrative services agreement as a non-cash expense. We, Enterprise Products Partners and Enterprise Products GP will not reimburse EPCO, the Employee Partnership or any of their affiliates or partners, through the administrative services agreement or otherwise, for any expenses related to the Employee Partnership, the contribution of $51 million to the Employee Partnership or the purchase of the units of Enterprise GP Holdings by the Employee Partnership.
          EPCO generally does not pay for perquisites for any of our named executive officers, other than reimbursement of certain club membership dues and parking, and expects to continue its policy of covering very limited perquisites allocable to our named executive officers. EPCO also makes matching contributions under its 401(k) plan for the benefit of our named executive officers in the same manner as for other EPCO employees.
          We believe that each of the base salary, cash awards, and equity awards fit the overall compensation objectives of us and of Enterprise Products Partners, as stated above, i.e., to provide competitive compensation opportunities to align and drive employee performance toward the creation of sustained long-term unitholder value, which will also allow us to attract, motivate and retain high quality talent with the skills and competencies required by us. In addition, the ongoing participation of the named executive officers in the Employee Partnership provides these executive officers with continued incentives through the participation in increases in the per unit price of units of Enterprise GP Holdings as the indirect general partner and limited partner of Enterprise Products Partners, as well its indirect ownership interests in us and our subsidiaries.